Filed by CVS Health Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Aetna Inc.
Commission File No.: 001-16095
Date: December 7, 2017

The following document was made available to employees of CVS Health Corporation:

Frequently Asked Questions

December 7, 2017

Q: What is the strategic rationale for this acquisition?

A: It is the natural next step and meeting point for both companies as they seek to put the consumer at the center of health care delivery. CVS Health has steadily become an integrated health care company, and Aetna has moved beyond being a traditional insurer to focus more on consumer well-being.

This transaction fills an unmet need in the current health care system. CVS Health will become the front door to health care, integrating more closely the work of pharmacists, doctors and other health care professionals, and insurers, to create a platform that is easier to use and less expensive for consumers.

Q: Will this change our enterprise strategy?

A: Acquiring Aetna is a natural next step in our evolution as an integrated health care company, and it will accelerate our strategy for long-term growth. Our focus is to put consumers first, helping them navigate and obtain better, more proactive, personalized care. By joining together, we can redefine access to higher-quality care in lower cost, local settings – in the community, at home or through digital tools.

Q: Why acquire Aetna versus developing a deeper partnership?

A: We learned through the combination of CVS Pharmacy and Caremark more than ten years ago that an integrated entity has aligned incentives that cannot be achieved in other forms of partnerships. An acquisition allows the combined company to create new service offerings that could not be created through partnership alone. Consider, for example, how we were able to create Maintenance Choice® following the merger transaction involving CVS and Caremark. We believe that the same will be true in this case, and that we will be best-positioned to deliver value for patients, payors, providers and shareholders through an acquisition model.

Q: How is this different from other integrated models?

While other models combine a health plan and PBM, the fully consolidated CVS Health has a different suite of offerings that, in addition to a health plan, includes CVS Pharmacy, CVS Caremark (PBM), CVS Specialty, CVS MinuteClinic, Omnicare (long-term care pharmacy), and Coram (infusion services).

Our model is differentiated because it combines a data-driven approach and cost management solutions with the frequent point of consumer interaction that pharmacy provides. This gives us the ability to aggregate data from across our suite of assets, analyze it to create optimal personalized health solutions, and then put it in the hands of a pharmacist or another health care professional to guide patients to the appropriate course of treatment.

Q: Will this change our retail strategy?

A: There will be expanded opportunities to bring health care services every day to consumers. Our retail strategy includes investment in our stores and expansion of health services to become 15 percent of the store format. Our stores will offer wellness, clinical and pharmacy services, vision and hearing, nutrition, beauty and medical equipment in addition to the products and services our customers currently enjoy.

An entirely new health services offering, available in many locations, will function as a community-based health hub dedicated to connecting the pathways needed to improve health and answering patients’ questions about their health conditions, as well as prescription drugs and health coverage. These services will be available to all patients and payors.

Q: What regulatory reviews are required? When do we anticipate the deal will close?

A: The transaction is subject to customary closing conditions, including necessary regulatory clearance. We look forward to working closely with the regulators to ensure a smooth and timely review process. We plan to close the deal as soon as we have the necessary approvals which is likely to be in the second half of 2018.

Q: Who will lead the combined company and what will the new management structure look like?

A: Larry Merlo, CVS Health’s President and CEO, will continue to lead the combined organization. Jon Roberts, CVS Health’s COO, will continue to oversee the retail and PBM business segments. We expect that Aetna will operate as a stand-alone business unit led by members of the current management team.

Q: Where will the company be headquartered?

A: We have numerous centers of excellence located in Arizona, Illinois, Pennsylvania and Texas. We look forward to adding to those centers of excellence through the substantial Aetna presence in those states as well as in Connecticut, Ohio, California and Florida, among others. CVS Health’s largest corporate presence is in Rhode Island, which will continue as our company headquarters. All Aetna real estate locations will be evaluated by CVS Health during the integration planning process.

Q: Are there any plans to rebrand CVS Health or any other parts of the business to reflect the combined company?

A: We will maintain the Aetna brand and highly value the brand equity they have in the market and among both patients, providers, and employers. We are currently examining the appropriate way to embrace the Aetna brand within CVS Health’s brand identity structure.

Q: Will Aetna operate as a separate business?

A: Aetna will be an integral part of CVS Health; however, it will run as a separate business. It will have the proper protections and divisions to ensure that our PBM clients’ confidential information is not seen or used by Aetna.

Q: How will this transaction impact CVS Health and/or Aetna’s employees?

A: The combination of our two great companies is focused on expansion and not contraction. While we may eventually identify some overlapping corporate functions, the synergies to be gained will be mostly operational.

Q: Will the transaction create job opportunities for current Aetna and CVS Health employees?

A: We’ve seen career development and job opportunities open up for colleagues following the acquisitions of companies including Caremark, Coram, and Omnicare, etc., and we would anticipate similar opportunities to occur following the acquisition of Aetna.

Q: How will we staff the new health care hubs?

A: Over the next year, we will be developing integration plans. It is too early to comment on the staffing plans for the stores.

Q: Are the cultures of the two companies complementary?

A: We share very similar values. Aetna’s core values include Integrity, Excellence, Inspiration and Caring. CVS Health’s core values are Innovation, Collaboration, Caring, Integrity, and Accountability. Both companies share a deep commitment to improving health through our products and services, diversity, corporate social responsibility, and community involvement.

Q: How do I explain the acquisition to my friends and family?

A: Health care in America needs to be improved. It is one of the biggest expenses any of us have, but it is also one of the most confusing and complex problems we encounter. One problem is that it feels like the entire system has been designed for those who work in health care, not for you or me or our families. Our current approach is not convenient and it does not engage patients in their own health care. But we believe that bringing together CVS Health and Aetna will help. We plan to create a whole new model for health care that will be built around you, the individual, so that the combined company will better understand your health goals, guide you through the health care system, lower costs and improve your health. Key to this is our plan to create community-based health hubs. These will be in-store resources that will help answer your questions, ensure you get the most benefit from the medications you take and help you see medical professionals when you need to. It’s exciting to be part of this and I can’t wait for you to experience it.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.